Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Contact:	Press Contact:

Steve Kunszabo	Marie Knowles
Iridium Communications Inc	Iridium Communications Inc.
+1 (703) 287-7570	+1 (703) 287-7476
steve.kunszabo@iridium.com	marie.knowles@iridium.com

IRIDIUM TO LAUNCH EXCHANGE OFFER FOR $11.50 WARRANTS

MCLEAN, Va. - May 10, 2011 - Iridium Communications Inc. (Nasdaq: IRDM) (“Iridium”) today announced its intention to conduct an offer to exchange its remaining outstanding $11.50 warrants for Iridium common stock. The Company plans to offer holders of Iridium’s $11.50 warrants 0.22 shares of common stock for every one warrant tendered (equivalent to approximately one share for every 4.55 $11.50 warrants tendered). The warrants currently trade under the symbol IRDMZ on the NASDAQ Stock Market.

On May 5, 2011, Iridium filed a Form 8-K with the Securities and Exchange Commission (“SEC”) reporting that it had effected warrant exchanges with Integrated Core Strategies (US) LLC, CCA Event Driven Fund LLC, West Face Capital Inc., Provident Premier Master Fund Ltd. and Walleye Trading LLC. The Company retired 8,167,541 of the then 14,368,525 outstanding $11.50 warrants as a result of these warrant exchange agreements, representing 57 percent of the then outstanding $11.50 warrants. The Company closed these warrant exchanges between April 29, 2011 and May 4, 2011 at exchange ratios between 0.19 and 0.22 shares of common stock for every $11.50 warrant exchanged.

In addition, Greenhill & Co., Inc. has indicated to the Company that it intends to exchange its 4,000,000 $11.50 warrants for common stock subject to the terms of the proposed exchange offer, representing 65 percent of the currently outstanding $11.50 warrants (28 percent of the warrants outstanding before the closing of the individually negotiated exchanges).

“This warrant exchange simplifies our capital structure and significantly reduces potential future dilution of our shareholders,” said Matt Desch, Iridium’s chief executive officer. “Our fully funded plan for the construction of Iridium NEXT, which was developed with the COFACE lenders as part of our financing, does not rely on warrant proceeds, and this transaction was undertaken with the support of these lenders.”

Important Information

This press release and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of Iridium. The exchange offer described herein has not yet been commenced. At the time the exchange offer is commenced, Iridium intends to file a tender offer statement on a Schedule TO containing an offer to exchange, a letter of transmittal and other related documents with the SEC. Such documents will be mailed to warrant holders of record and will also be made available for distribution to beneficial owners of the $11.50 warrants of Iridium. The solicitation of offers to exchange warrants for common stock of Iridium will only be made pursuant to the offer to exchange, the letter of transmittal and related documents. Warrant holders are advised to read the offer to exchange, the letter of transmittal and all related documents, if and when such documents are filed and become available, as they will contain important information about the exchange offer and proposed warrant exchange. Security holders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about Iridium may be obtained, if and when available, without charge, by directing a request to Iridium, attention Investor Relations, at (703) 287-7570 or on Iridium’s website at www.iridium.com.

About Iridium Communications Inc.

Iridium Communications Inc. (www.iridium.com) is the only mobile satellite service (MSS) company offering coverage over the entire globe. The Iridium constellation of low-Earth orbiting (LEO) cross-linked satellites provides critical voice and data services for areas not served by terrestrial communication networks. Iridium serves commercial markets through a worldwide network of distributors, and provides services to the U.S. Department of Defense and other U.S. and international government agencies. The Company’s customers represent a broad spectrum of industry, including maritime, aeronautical, government/defense, public safety, utilities, oil/gas, mining, forestry, heavy equipment and transportation. Iridium has launched a major development program for its next-generation satellite constellation, Iridium NEXT. The Company is headquartered in McLean, Va., U.S.A. and trades on the NASDAQ Global Select Market under the ticker symbols IRDM (common stock), IRDMW ($7.00 warrants), IRDMZ ($11.50 warrants) and IRDMU (units).

Forward-Looking Statements

Statements in this press release that are not purely historical facts may constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding the proposed tender offer, including the anticipated exchange ratio and the anticipated participation by Greenhill & Co., Inc. The exchange offer has not been commenced and there can be no assurance that it will be, or on what terms. Other forward-looking statements can be identified by the words “anticipates,” “may,” “can,” “believes,” “expects,” “projects,” “intends,” “likely,” “will,” “to be” and other expressions that are predictions or indicate future events, trends or prospects. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Iridium to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, uncertainties regarding increases in customer demand for Iridium’s products and services, Iridium’s ability to maintain the health, capacity and content of its satellite constellation, and the development of and transition to Iridium NEXT, including expanded capacity and features, as well as general industry and economic conditions, and competitive, legal, governmental and technological factors. Other factors that could cause actual results to differ materially from those indicated by the forward-looking statements include those factors listed under the caption “Risk Factors” in the company’s Form 10-K for the year ended December 31, 2010, filed with the SEC on March 7, 2011. There is no assurance that Iridium’s expectations will be realized. If one or more of these risks or uncertainties materialize, or if Iridium’s underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. Iridium’s forward-looking statements speak only as of the date of this press release, and Iridium undertakes no obligation to update forward-looking statements.

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